UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

LAVA THERAPEUTICS N.V.

(Name of Issuer)

Common Shares, nominal value €0.12 per share

(Title of Class of Securities)

N51517105

(CUSIP Number)

Versant Venture Capital VI, L.P.

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N51517105	13D

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,407,157 Common Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,407,157 Common Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,407,157 Common Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“GP VI”), Versant Ventures VI GP-GP, LLC (“LLC VI”), Versant Vantage I, L.P. (“Vantage LP”), Versant Vantage I GP, L.P. (“Vantage GP”) and Versant Vantage I GP-GP, LLC (“Vantage LLC” and, with Versant VI, GP VI, LLC VI, Vantage LP and Vantage GP, collectively, the “Reporting Persons”). LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.

(3)

This calculation is based upon 25,352,257 of the Issuer’s Common Shares outstanding (excluding the Underwriter’s option to purchase an additional 1,005,000 shares) as of the Issuer’s initial public offering (“IPO”), as set forth in the Issuer’s prospectus pursuant to rule 424(b)(4), filed with the United States Securities and Exchange Commission (the “Commission”) on March 26, 2021 (the “Prospectus”).

CUSIP No. N51517105	13D

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,407,157 Common Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,407,157 Common Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,407,157 Common Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 25,352,257 of the Issuer’s Common Shares outstanding as of the Issuer’s IPO, as set forth in the Prospectus.

CUSIP No. N51517105	13D

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,407,157 Common Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,407,157 Common Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,407,157 Common Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 25,352,257 of the Issuer’s Common Shares outstanding as of the Issuer’s IPO, as set forth in the Prospectus.

CUSIP No. N51517105	13D

1.	Name of Reporting Persons Versant Vantage I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,180,680 Common Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,180,680 Common Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,180,680 Common Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 25,352,257 of the Issuer’s Common Shares outstanding as of the Issuer’s IPO, as set forth in the Prospectus.

CUSIP No. N51517105	13D

1.	Name of Reporting Persons Versant Vantage I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,180,680 Common Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,180,680 Common Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,180,680 Common Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 25,352,257 of the Issuer’s Common Shares outstanding as of the Issuer’s IPO, as set forth in the Prospectus.

CUSIP No. N51517105	13D

1.	Name of Reporting Persons Versant Vantage I GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,180,680 Common Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,180,680 Common Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,180,680 Common Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.7% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 25,352,257 of the Issuer’s Common Shares outstanding as of the Issuer’s IPO, as set forth in the Prospectus.

CUSIP No. N51517105	13D

Explanatory Note: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Common Shares, nominal value €0.12 per share (“Common Shares”), of LAVA Therapeutics N.V., a Netherlands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Yalelaan 60, 3584 CM Utrecht, the Netherlands.

Item 2. Identity and Background.

(a) This Statement is being filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“GP VI”), Versant Ventures VI GP-GP, LLC (“LLC VI”), Versant Vantage I, L.P. (“Vantage LP”), Versant Vantage I GP, L.P. (“Vantage GP”) and Versant Vantage I GP-GP, LLC (“Vantage LLC” and, with Versant VI, GP VI, LLC VI, Vantage LP and Vantage GP, collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Person is One Sansome Street, Suite 3630, San Francisco, CA 94104.

(c) Each of Versant VI and Vantage LP are venture capital investment entities and each of GP VI, LLC VI, Vantage GP and Vantage LLC are the respective general partners of the venture capital investment entities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the state of Delaware.

Item 3. Source and Amount of Funds or Other Considerations.

In July 2018, Versant VI purchased 1,706,120 shares of the Issuer’s Series B convertible preferred stock (as adjusted for the Issuer’s 221:1 share split of the outstanding common and preferred shares held by the Issuer’s shareholders in March 2021 (the “Stock Split”)) for a purchase price of €4.11 per share and an aggregate purchase price of €7,012,153.20.

In September 2020 and March 2021, Versant VI purchased an aggregate of 1,701,037 shares of the Issuer’s Series C convertible preferred stock (as adjusted for the Stock Split) for a purchase price of €4.62 per share and an aggregate purchase price of €7,858,790.94.

In September 2020 and March 2021, Vantage LP purchased an aggregate of 680,680 shares of the Issuer’s Series C convertible preferred stock (as adjusted for the Stock Split) for a purchase price of €4.62 per share and an aggregate purchase price of €3,144,741.60.

On March 29, 2021, upon the closing of the Issuer’s initial public offering of its Common Shares (the “Offering”), each share of the Issuer’s Series B convertible preferred stock and Series C convertible preferred stock automatically converted into one share of the Issuer’s Common Shares (the “Conversion”).

In addition, on March 29, 2021, in connection with the Offering, Vantage LP purchased an additional 500,000 Common Shares for a purchase price of $15.00 per share and an aggregate purchase price of $7,500,000 (the “Purchase”). Following the Conversion and the Purchase, the Reporting Persons collectively held 4,587,837 Common Shares.

All shares of the capital stock of the Issuer purchased by the Reporting Persons have been purchased using investment funds provided to each of the Reporting Persons by its respective limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional Common Shares or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of the Common Shares or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in each of the limited partnership agreements of Versant VI and Vantage LP, the respective general partners and limited partners of each of Versant VI and Vantage LP may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of shares of the Issuer’s preferred stock, Versant VI, Vantage LP and certain of the Issuer’s other investors are party to an Amended and Restated Shareholders’ Agreement, dated September 15, 2020, with the Issuer (the “Shareholders’ Agreement”). Certain provisions of the Shareholders’ Agreement, including the Issuer’s obligation to enter into a registration rights agreement with certain of its shareholders, will survive the termination of the Shareholders’ Agreement upon the consummation of the Offering. The terms and provisions of the Shareholders’ Agreement are described more fully in the Issuer’s Registration Statement on Form F-1(File No. 333-253795) declared effective by the Commission on March 24, 2021 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Shareholders’ Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of Versant VI and Vantage LP have entered into a lock-up agreement, pursuant to which each of Versant VI and Vantage LP agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Upon consummation of the Offering, the Issuer entered into an indemnification agreement with each of its directors, including Guido Magni (“Dr. Magni”), a Partner at Versant Ventures. The indemnification agreement requires the Issuer, among other things, to indemnify Dr. Magni against expenses and liabilities to the fullest extent permitted by law, and for related expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by Dr. Magni in any action or proceeding arising out of his service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

Dr. Magni, in his capacity as director, may be entitled to receive cash compensation and equity compensation, including stock options or other equity awards pursuant to the Long-Term Incentive Plan adopted by the Issuer. The terms and provisions of the Long-Term Incentive Plan are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the Long-Term Incentive Plan, a form of which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated April 8, 2021, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Amended and Restated Shareholders’ Agreement, dated September 15, 2020, by and among the Issuer and certain of its Shareholders named therein (filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form F-1 as filed with the Commission on March 24, 2021 (SEC File No. 333-253795) and incorporated herein by reference).

Exhibit 3:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit D to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 as filed with the Commission on March 24, 2021 (SEC File No. 333-253795) and incorporated herein by reference).

Exhibit 4:	Form of Indemnification Agreement for non-executive directors (filed as Exhibit 10.4 to the Issuer’s Registration Statement on Form F-1 as filed with the Commission on March 24, 2021 (SEC File No. 333-253795) and incorporated herein by reference).

Exhibit 5:	Form of Long-Term Incentive Plan for employees, officers and other services providers who qualify as Eligible Participants (filed as Exhibit 10.7 to the Issuer’s Registration Statement on Form F-1 as filed with the Commission on March 24, 2021 (SEC File No. 333-253795) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2021

Versant Venture Capital VI, L.P.

By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger, Managing Director

Versant Vantage I, L.P.
By:	Versant Vantage I GP, L.P.
Its:	General Partner
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Vantage I GP, L.P.
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Vantage I GP-GP, LLC

By:	/s/ Robin L. Praeger, Managing Director